Appalachian Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Appalachian Consumer Rate Relief Funding LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

October 24, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Arthur C. Sandel and Lulu Cheng, Esq.

Re:	Appalachian Power Company
Appalachian Consumer Rate Relief Funding LLC
Registration Statement on Form S-3
File Nos. 333-191392 and 333-191392-01

Ladies and Gentlemen:

Appalachian Power Company and Appalachian Consumer Rate Relief Funding LLC (collectively, the “Registrants”) jointly thank you for your letter of comments dated October 18, 2013 (the “Letter”) that relate to the Form S-3 registration statement referenced above (the “Registration Statement”).

We have revised the Registration Statement in response to the Letter, and have also made other related revisions and updating changes where appropriate to the base prospectus and prospectus supplement, and we have, concurrently with the delivery of this letter, filed an Amendment No. 1 to the Registration Statement, including  all outstanding exhibits.  For your convenience, we have attached to this letter marked pages from the Registration Statement showing the relevant changes.

Registration Statement on Form S-3

COMMENT:

General

1. We note your disclosure on page 40 of the prospectus regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 to Form S-3.  Also, please provide us with

Arthur C. Sandel
Lulu Cheng.
October 24, 2013

the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

We confirm that the depositor and each issuing entity previously established by the depositor and its affiliates have been current and timely with the applicable Exchange Act reporting for the last 12 months with respect to asset-backed securities.  The only affiliates of the depositor that have previously issued asset-backed securities involving the same asset class (i.e., ratepayer relief property or similar property under other state laws) are (i) AEP Texas Central Transition Funding LLC, or “TCC Funding I,” whose CIK code is 0001099204; (ii) AEP Texas Central Funding II LLC, or “TCC Funding II,” whose CIK code is 0001366928; (iii) AEP Texas Central Funding III LLC, or “TCC Funding III,” whose CIK code is 0001539816; and (iv) Ohio Phase-In-Recovery Funding, LLC, whose CIK code is 0001577459.   TCC Funding I, which filed a Form 15 on January 22, 2003, is not currently subject to reporting obligations under the Exchange Act.

COMMENT:

2. Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

RESPONSE:

We confirm that the offered securities will be investment grade securities.

COMMENT:

3. We note that, in addition to the CRR property, various types of collateral will also secure the bonds. Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

RESPONSE:

We confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.  The only types of collateral other than the consumer rate relief property consist of contract rights under the various documents, the Capital Subaccount established to hold the initial capital contribution to the equity account, and the other accounts held with the Indenture Trustee into which collections of the property are held pending distributions of the same to bondholders.  The funds in such accounts may be invested in Permitted Investments as described in the Registration Statement.

Arthur C. Sandel
Lulu Cheng.
October 24, 2013

COMMENT:

4. We note that you have indicated here and on page II-8 that Exhibit 3.1 (Certification of Formation of Appalachian Consumer Rate Relief Funding LLC), Exhibit 24.1 (Power of Attorney and Resolutions of Appalachian Power Company) and Exhibit 24.2 (Power of Attorney and Resolutions of Appalachian Consumer Rate Relief Funding LLC) have been filed as exhibits to the registration statement; however, these exhibits have not actually been filed. We further note that multiple signatories have signed the registration statement in reliance upon valid powers of attorney.   Please file these exhibits with your next amendment.

RESPONSE:

We confirm that all of the above-described exhibits were filed concurrently with the filing of the Amendment No. 1 to the Registration Statement.

COMMENT:

5.  Additionally, please file your other exhibits with the next amendment and remove the reference to Item 601(b)(1) of Regulation S-K in your footnote here and on page II-8. Please confirm that all finalized agreements, including any exhibits to these agreements, will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

RESPONSE:

The references to Item 601(b)(1) of Regulation S-K have been deleted per your request.  Drafts of the exhibits that had not been filed with the initial filing of the Registration Statement were filed concurrently with the Amendment No. 1 to the Registration Statement, including legal and tax opinions.  We believe the filed exhibits are in substantially final form and confirm that all finalized agreements, including exhibits, will be filed simultaneously with or prior to the final prospectus and that unqualified legal and tax opinions will be filed prior to the takedown of the bonds.  We further confirm that conformed copies of all executed agreements and unqualified legal and tax opinions will be filed as exhibits to a Current Report on Form 8-K within four business days of the closing date as required under applicable Commission rules.

***

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arthur C. Sandel
Lulu Cheng.
October 24, 2013

Please contact our counsel, Kevin J. Hochberg at Sidley Austin LLP, at 312-853-2085, or by e-mail at khochberg@sidley.com,  if you have any questions or further comments.

Very truly yours,

APPALACHIAN POWER COMPANY

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer

APPALACHIAN CONSUMER RATE RELIEF FUNDING LLC

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer